January 25, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Martin James, Assistant Director
Brian Cascio, Accounting Branch Chief
Leigh-Ann Schultz, Staff Accountant
Ruairi Regan, Staff Attorney
Daniel Morris, Special Counsel

RE:	BCD Semiconductor Manufacturing Limited
Registration Statement on Form F-1
File Number 333-171539

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of BCD Semiconductor Manufacturing Limited (the “Registrant”) for the acceleration of the effective date of (i) the Registrant’s registration statement on Form F-1 (File No. 333-171539) (the “Registration Statement”) relating to a public offering of American Depositary Shares representing the Registrant’s ordinary shares, so that the Registration Statement may be declared effective at 4:30 P.M., Eastern Time, on January 27, 2011, or as soon thereafter as practicable, and (ii) the Registrant’s registration statement on Form F-6 (File No. 333-171674) so that it be declared effective concurrently with the Registration Statement. The undersigned, as the Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that the Preliminary Prospectus dated January 10, 2011 was distributed by the Representatives approximately as follows:

Copies to underwriters, dealers and others	792
Copies to institutional investors	2,103
Copies to individuals	2,209

Total	5,104

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours,

JEFFERIES & COMPANY, INC.
STIFEL, NICOLAUS & COMPANY, INCORPORATED
OPPENHEIMER & CO. INC.
ROBERT W. BAIRD & CO. INCORPORATED
RAYMOND JAMES & ASSOCIATES, INC.

By:	JEFFERIES & COMPANY, INC.
Acting as representative of the several underwriters

By:	/s/ Ashley L. Delp

Name:	Ashley L. Delp

Title:	Managing Director

* * *

Signature Page to Acceleration Request